

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



April 4, 2005

Act	Exchange Act
Section	14(e)
Rule	14e-5
Public Availability	August 2, 2005

Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

Re: Offer by Barclays Bank PLC for shares of Absa Group Limited
File No. TP 05-53

Dear Mr. Pritz:

This is in response to your letter dated April 4, 2005, as supplemented by conversations with the staff. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (the "Commission") hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (the "Exchange Act") on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the South African Companies Act, 1973 (the "Act") and the Securities Regulation Code on Takeovers and Mergers (the "Code");
- Absa Group Limited, a corporation organized under the laws of the Republic of South Africa, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act; and
- Any purchases of Shares by (i) Barclays Bank PLC ("Barclays"), a corporation incorporated under the laws of England, (ii) its advisors, or (iii) any broker or other financial institution acting as its or their agent (collectively, the "Prospective Purchasers"), will be subject to the Act and the Code.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;

2. The Offer Document shall disclose prominently the possibility of purchases or arrangements to purchase Shares by the Prospective Purchasers, otherwise than pursuant to the Offer;

3. Barclays shall improve the Offer to match any more favorable consideration provided in purchases or arrangements to purchase Shares agreed to or provided by the Prospective Purchasers outside the Offer during the period from the announcement date to the time of termination or expiration of the Offer;

4. The Prospective Purchasers shall disclose in the United States by means of postings to the English-language Investor Relations pages of Barclays' website, to the extent such information is made public in South Africa pursuant to the Act, information regarding all purchases of Shares other than pursuant to the Offer subsequent to the announcement date;

5. The Prospective Purchasers shall provide to the Division of Market Regulation (the "Division"), upon request, a daily time-sequenced schedule of all purchases of Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, on a transaction-by-transaction basis, including:
   a. size, broker (if any), time of execution, and price of purchase; and
   b. if not executed on the JSE, the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs (5)(a) and (5)(b) above to the Division at its offices in Washington, D.C. within 30 days of its request;

7. The Prospective Purchasers shall comply with the applicable laws of South Africa, including the Act;

8. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination or expiration of the Offer;

9. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C., or by telephone) to respond to inquiries of the Division relating to such records; and

10. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act does not apply to purchases or arrangements to purchase Shares prior to this exemption being granted, is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market
Regulation pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

C L I F F O R D

C H A N C E

CLIFFORD CHANCE US LLP

31 WEST 52ND STREET
NEW YORK NY 10019 6131

TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Richard D. Pritz
Partner
DIRECT TEL +1 212 878 8220
DIRECT FAX +1 212 878 8375
richard.pritz@cliffordchance.com

April 4, 2005

Division of Market Regulation
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549
Attention: Mr. James Brigagliano

Re: Offer by Barclays for shares of Absa

Ladies and Gentlemen:

We are writing on a confidential basis on behalf of our client, Barclays Bank PLC, a company incorporated under the laws of England ("Barclays").

Barclays intends to acquire a controlling stake in Absa Group Limited, a corporation organized under the laws of the Republic of South Africa ("Absa"). Barclays will offer to acquire from each ordinary shareholder in Absa 60% of his or her ordinary shares (the "Shares"). The offer will be conditioned on the tender of an aggregate of 60% of the Shares. To the extent ordinary shareholders between them accept the offer in respect of less than 60% of all the Shares, Barclays may waive, without Absa's consent, the condition in the offer as to minimum acceptances to any level above 35% (the "Offer").

The Shares are listed on the JSE Securities Exchange South Africa ("JSE") and are not listed on any exchange in the United States, although American Depositary Shares trade over the counter in the United States. No class of securities of Absa is registered under Section 12 of the Exchange Act.

Under current plans, a firm intention to make the Offer would be publicly announced during April 2005. The South African banking authorities must consent to the proposed transaction before such announcement may be made and the timing of such consent is uncertain.

Under the terms of the Offer, Barclays will offer a fixed price in South African Rand per Absa share. The Offer will commence within 30 days of the announcement of a firm intention to make the Offer and the Offer will remain open for at least 20 business days from the date of the Offer.

As previously discussed with members of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), we are requesting exemptive relief from Rule 14e-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), for certain purchases of Absa Shares made outside of the United States prior to and during the conduct of, but outside of the terms of, the Offer.

Barclays has provided us with, and authorized us to make on their behalf, the factual representations set forth in this letter. The statements contained in this letter with respect to the application of South African law to the Offer and to Barclays have been reviewed by Deneys Reitz Incorporated, South African counsel to Barclays.

I. Factual Background

A. Absa

1. Absa is a registered bank controlling company, which has operations throughout South Africa. It is a public company listed on the JSE. The shareholding is widely held by the public.

2. The Absa Group is one of South Africa's largest financial services organisations, serving individual, commercial and corporate customers in South Africa and offers a complete range of products in these areas as well as insurance and financial services. Absa Bank Limited ("Absa Bank") is a wholly owned subsidiary of Absa. Absa Bank offers a full spectrum of banking services, from basic products and services for the low-income individual market to customised solutions for the commercial and corporate market. Absa Bank also has a presence in the United Kingdom, Germany, Singapore, Hong Kong, the Isle of Man and in selected countries in Africa.

3. Absa is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. The Shares are not registered under Section 12 of the Exchange Act and are not listed on any U.S. national securities exchange or quoted on NASDAQ. American Depositary Shares trade over the counter in the United States. Absa does not file reports with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. Absa furnishes information with the Commission pursuant to Rule 12g3-2(b) under the Exchange Act.

4. Barclays believes that slightly more than 10% of the Shares (excluding Shares held by any person holding more than 10% of the Shares or held by Barclays) are held by residents of the United States. More specifically, Barclays believes that persons located in the United States beneficially own between 10% and 11% of the outstanding Shares and that, other than a South African company which owns approximately 23% of the Shares, no shareholder of Absa beneficially owns 10% or more of the ordinary share capital of Absa. In addition, Batho Bonke Capital (Pty) Ltd. holds a class of preference shares having 10%

of Absa's voting rights. This class is not convertible into ordinary shares, but gives the right to subscribe for an equivalent number of ordinary shares between 2007 and 2009. South African regulation requires that an offer be made for these shares, and the Offer will provide for this. However, Batho Bonke has indicated that it will agree not to accept the Offer. Batho Bonke is a South African vehicle organized to promote ownership by the historically disadvantaged South African population.

5. Barclays believes that it has made reasonable inquiry into the beneficial share ownership of Absa and that no additional inquiry is likely to produce materially different results regarding beneficial holders of Shares with a U.S. residence. Given the results of its inquiry, it is possible that future trading will result in the Offer qualifying for a Tier I exemption from applicable provisions of Regulation 14E. If Barclays so determines, it will so inform the Staff and act in accordance with such exemption.

B. Barclays

6. Barclays is a direct wholly-owned and the main operating subsidiary of Barclays PLC .

7. Barclays is a public company listed on the London, New York and Tokyo Stock Exchanges. The shareholding in Barclays PLC is widely held by the public.

8. Barclays is a UK-based financial services group, with a very large international presence in Europe, the USA, Africa and Asia. It is engaged primarily in banking, investment banking and investment management. In terms of market capitalisation Barclays is one of the top ten largest banks in the world. Barclays has been involved in banking for over 300 years and operates in over 60 countries with more than 78,000 permanent employees. For the full-year ended December 31st 2004, the group achieved a pre-tax profit of £4,603 million.

II. Proposed Structure of the Offer

9. The following description of the Offer is based upon discussions with Deneys Reitz Incorporated, South African counsel for Barclays.

10. The nature of the proposed transaction is a conditional partial offer to all Absa ordinary shareholders to acquire from each shareholder 60% of his or her ordinary shares. No offer has as yet been submitted by Barclays. Once an offer has been made, it will be communicated to shareholders in terms of a circular setting out the relevant aspects of the Offer ("Offer Document"). The Offer Document will be jointly prepared by Barclays and Absa and will contain the recommendation of Absa's board with respect to the Offer. It is possible, but only with the specific approval of South African regulators, that a portion of the Offer would be in the form of a scheme of arrangement under South African law.

11. An announcement of a firm intention to make an offer will be published in an English and Afrikaans newspaper in South Africa. Prior to such publication the text of the announcement will be released to Reuters, the South African Press Association and the JSE. Pursuant to Rule 16.3 of the Securities Regulation Code on Takeovers and Mergers (the "Code"), copies of all relevant documents and public announcements will be lodged with the Executive Director of the Securities Regulation Panel (the "Panel") for approval prior to issue. The relevant documents will also be made available to the advisers to all other parties to the Offer.

12. The Offer itself will be structured to comply with the provisions of the Code and the South African Companies Act, 1973 (the "Act"). In addition, except as otherwise requested herein, the Offer will be structured to comply with Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Offer is not subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since no class of securities of Absa is registered under Section 12 of the Exchange Act.

13. The Offer will be made in cash and will be structured as a single offer made concurrently in South Africa and in the United States, as well as in other jurisdictions where Barclays is conveniently able to make the Offer without contravening the laws of the applicable jurisdiction.

14. The Offer Document will be filed with the South African Registrar of Companies, the Financial Services Board, the Panel, the JSE and the South African Reserve Bank, and will be posted within 30 days of the announcement of a firm intention to make an Offer (in line with Rule 27.1 of the Code). A copy will lie for inspection at the Company's registered office and with its advisors. Each registered shareholder of Absa will receive a copy of the Offer Document by post at his, her or its registered address, or, with the member's consent, via electronic medium, as authorised by the Absa Articles of Association.

15. The Offer will initially be open for at least 21 days following the date on which the Offer Document is posted (Rule 28.1 of the Code). In accordance with Rule 14e-1(a) under the Exchange Act, the Offer will be kept open a minimum of 20 business days. The terms of the Offer, as is generally the case for South African offers, prevent tendering shareholders from withdrawing their tenders, both before and after the offer conditions have been satisfied. In any announcement of an extension of an Offer, either the next closing date will be stated or, if the Offer is unconditional as to acceptances, a statement will be made that the Offer will remain open until further notice. In the latter case, at least 14 days' notice in writing will be given, before the Offer is closed, to the holders of relevant securities who have not accepted. There is no obligation to extend an Offer, the conditions of which are not met by the first or any subsequent closing date. (Rules 28.1,2 and 3 of the Code)

16. If the Offer is revised, save with the consent of the Panel, it will be kept open for at least 21 days following the date on which the revised Offer document is posted. Subject to such

consent, no document revising the Offer may therefore be posted within the 21 days ending on the last day the Offer may become unconditional as to acceptances. (Rule 30.1 of the Code)

17. According to Rule 28.4 of the Code, after an Offer has become or is declared unconditional as to acceptances, the Offer will remain open for not fewer than 14 days after the date on which it would otherwise have expired. When, however an Offer is unconditional as to acceptances from the outset, a 14 day extension is not required but the position will be set out clearly and prominently in the Offer Document.

18. Except with the consent of the Panel, an Offer (whether revised or not) may not become or be declared unconditional as to acceptances after midnight on the 60th day after the day the initial Offer Document was posted. The Panel's consent will normally only be granted:

    (a) if a competing Offer has been announced (in which case both offerors will normally be bound by the time-table established by the posting of the competing Offer Document); or

    (b) if the board of the offeree company consents to an extension.

19. On the 60th day after the day upon which the initial Offer Document was posted (or any other date beyond which the offeror has stated that the Offer will not be extended) a press release will be made by 17h00 as to whether the Offer is unconditional as to acceptances or has lapsed. (Rule 28.6 of the Code).

20. All other conditions will be fulfilled or the Offer will lapse within 21 days of the first closing date, or the date on which the Offer becomes unconditional to acceptances, whichever is the later.

21. By 09h00 at the latest on the fourth business day following the day on which an Offer is due to expire, or becomes or is declared unconditional as to acceptances, or is extended, the offeror will make an appropriate announcement and, simultaneously inform the Panel and the JSE. The announcement will state the total number of securities and rights over securities –

21.1 for which acceptance of the Offer have been received;

21.2 held before the Offer period; and

21.3 acquired or agreed to be acquired during the Offer period,

and will specify the percentages of the relevant classes of the securities represented by these numbers.

22. The consideration for the Shares will be posted within 7 days of the date of the Offer becoming or being declared unconditional or acceptance thereof, whichever is the later. (Rule 28.8 of the Code)

III. Undertakings

23. Under South African practice, an undertaking is simply the agreement of a shareholder to accept an offer when made (in some cases, subject to a higher competing offer not being made within a certain period) during the pendency of a tender offer. An undertaking is not treated by the Code as a purchase, and the Code permits bidders to enter into undertakings at any time, subject to the shareholders protections discussed below at paragraph 27. We note for emphasis that shares subject to an undertaking are purchased in the offer and, consequently, count towards satisfying the acceptance condition of the offer under the Code. Acceptances of the offers in respect of shares which are the subject of undertakings represent tenders subject to both the terms and conditions of the offers and the Code. Barclays anticipates entering into undertakings in connection with the Offer which is the usual practice in South Africa. Such undertakings will only be binding if a higher competing Offer is not made prior to the shares being tendered. Barclays will not offer or pay any consideration in exchange for the irrevocable undertakings.

IV. Purchases Outside the Offer and Rule 14e-5

24. In South Africa, purchases outside a tender offer are permitted in prescribed circumstances. Barclays would be permitted to purchase Shares in the open market or otherwise prior to and during the conduct of, but outside the terms of, the Offer, subject to the several requirements under the Code which are designed to safeguard the interests of all members and ensure their equal treatment.

25. Subject to certain exceptions, Rule 14e-5 prohibits a "covered person" from, directly or indirectly, purchasing or arranging to purchase any equity securities in the target company or any securities immediately convertible into, exchangeable for or exercisable for equity securities in the target company, except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires. "Covered person" is defined as (a) the offeror and its affiliates; (b) the offeror's dealer-manager and its affiliates; (c) any advisor to any of the foregoing, whose compensation is

dependent on the completion of the offer; and (d) any person acting, directly or indirectly, in concert with any of the persons specified above.

26. Purchases by Barclays of Shares outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited from the date the Offer was announced, until the termination or expiration of the Offer.

27. According to Rule 5.1 of the Code, when an offeror or person acting in concert with it has acquired relevant securities in the offeree company within the 3 month period prior to the commencement of the offer period, and otherwise with the consent of the Panel, or prior to the three month period, if in the view of the Panel there are circumstances which render such a course necessary in order to give effect to the general principle that all holders of the same class of securities of an offeree company shall be treated similarly by an offeror, the offer to the holders of relevant securities of the same class must be on terms similar to the most favourable of such acquisitions. Accordingly, Barclays is required to make available to all Absa shareholders any more favorable terms, including price terms, provided in purchases outside the Offer during the offer period. If, following the date of announcement of the Offer to the time of termination or expiration of the Offer, Barclays or any person acting in concert with it were to acquire Shares for consideration more favorable than is available under the Offer, Barclays must improve the Offer to match that consideration. Furthermore, as condition to the relief requested, Barclays will undertake to disclose in the United States, to the extent such information is made public in South Africa pursuant to the Act (including the JSE Listing Rules and Code), information regarding its aggregate shareholding in Absa, and separately all purchases of Shares made. Such disclosures in the United States would be made by means of postings on the English language pages of Barclays's website.

28. The formal Offer Document when posted will contain a statement that, subject to obtaining the relief requested in this letter, Barclays or its nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, Shares outside of the United States during the period in which the Offer remains open for acceptances, but outside the terms of the Offer. The Offer Document will further state that in accordance with the requirements of Rule 14e-5, subject to any exemptive relief that may be granted by the Staff, such purchases, or arrangements to purchase, must comply with applicable South African rules, including the Act.

29. Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act - namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange" - would be satisfied if Barclays, its advisors,

or financial institutions acting on its or their behalf made purchases of Shares outside the United States, we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by Barclays to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of such exemptive relief.

V. Requested Exemptive Relief

30. Based on the foregoing, we respectfully request on behalf of Barclays that Barclays, its advisors, and any broker or other financial institution acting as its or their agent (collectively, the "Prospective Purchasers") be granted exemptive relief for the Offer from the provisions of Rule 14e-5, in order to permit purchases of Shares outside the Offer by any of the Prospective Purchasers that would otherwise be prohibited by Rule 14e-5, subject-to the following conditions:

(a) no purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of purchases or arrangements to purchase Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, will be prominently included in the Offer Document;

(c) Barclays shall improve the Offer to match any more favorable consideration provided in purchases or arrangements to purchase Shares agreed to or provided by the Prospective Purchasers outside the Offer during the period from the announcement date to the time of termination or expiration of the Offer;

(d) the Prospective Purchasers shall disclose in the United States by means of postings to the English-language Investor Relations pages of Barclays's website, to the extent such information is made public in South Africa pursuant to the Act, information regarding all purchases of Shares other than pursuant to the Offer subsequent to the announcement date;

(e) the Prospective Purchasers shall provide to the Division of Market Regulation of the Securities and Exchange Commission (the "Division of Market Regulation") upon request, a daily time- sequenced schedule of all purchases of Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, on a transaction by transaction basis, including (1) size, broker (if any), time of execution, and price of purchase, and (2) if not executed on the JSE, the exchange, quotation system or other facility through which the purchase occurred;

(f) upon request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information specified above under (e)(1) and (e)(2) to the Division of Market Regulation at its offices in Washington, D.C., within 30 days of its request;

(g) the Prospective Purchasers shall comply with the applicable laws of South Africa, including the Act;

(h) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination or expiration of the Offer;

(i) the representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C., or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(j) except as otherwise exempted herein, the Prospective Purchasers shall comply with the applicable provisions of Rule 14e-5.

31. The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor of Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offerors. We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in similar situations in the past such as letter regarding the offer by Deutsche Telekom AG for T-Online International AG (available November 3, 2004), letter regarding the offer by St. David Capital plc for Hyder plc (available August 1, 2000), letter regarding the offer by Schlumberger Limited for Sema Group plc (available February 15, 2001), letter regarding the offer by Vinci for TBI plc (available August 23, 2001), letter regarding the offer by RWE Aktiengesellschaft for Innogy Holdings plc (available July 22, 2002), letter regarding the offer by DB Sechste Vermogensverwaltungsgesellschaft mbH for Stinnes AG (available August 9, 2002), letter regarding the offer by CIBER (UK) Limited for ECsoft Group plc (available January 31, 2003), letter regarding the offer by Celltech Group plc for Oxford GlycoSciences plc (available March 3, 2003), letter regarding the offer by Songbird Acquisition Limited for Canary Wharf (available April 22, 2004), letter regarding the offer by SABMiller PLC for Harbin Brewery Group Limited (available May 10, 2004) and letter regarding the offer by 91 Profi-Start 2004 GmbH for P & I Personal & Informatik Aktiengesellschaft (available June 24, 2004).

32. Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of Barclays that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the Staff is advised that all of the information in this letter has been made public. This request for confidential treatment

(i) the representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C., or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(j) except as otherwise exempted herein, the Prospective Purchasers shall comply with the applicable provisions of Rule 14e-5.

31. The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor of Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offerors. We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in similar situations in the past such as letter regarding the offer by Deutsche Telekom AG for T-Online International AG (available November 3, 2004), letter regarding the offer by St. David Capital plc for Hyder plc (available August 1, 2000), letter regarding the offer by Schlumberger Limited for Sema Group plc (available February 15, 2001), letter regarding the offer by Vinci for TBI plc (available August 23, 2001), letter regarding the offer by RWE Aktiengesellschaft for Innogy Holdings plc (available July 22, 2002), letter regarding the offer by DB Sechste Vermogensverwaltungsgesellschaft mbH for Stinnes AG (available August 9, 2002), letter regarding the offer by CIBER (UK) Limited for ECsoft Group plc (available January 31, 2003), letter regarding the offer by Celltech Group plc for Oxford GlycoSciences plc (available March 3, 2003), letter regarding the offer by Songbird Acquisition Limited for Canary Wharf (available April 22, 2004), letter regarding the offer by SABMiller PLC for Harbin Brewery Group Limited (available May 10, 2004) and letter regarding the offer by 91 Profi-Start 2004 GmbH for P & I Personal & Informatik Aktiengesellschaft (available June 24, 2004).

32. Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of Barclays that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the Staff is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of Barclays for the reason that certain of the facts set forth in the letter have not been made public.

* * *

33. If you have any questions or require any additional information, please contact me at 212-878-8220. We respectfully request that you contact me prior to issuing a written response to the no-action positions requested herein.

Sincerely yours,



Richard D. Pritz

cc: Office of Freedom of Information and Privacy Act Operations

Neil Hodges
Alex Erasmus
Barclays

Clinton Van Loggerenberg
Deneys Reitz Incorporated